Date: October 17, 2014

Workiva LLC
2900 University Blvd
Ames, IA 50010

Dear Sirs:
We, Frost & Sullivan of 331 E. Evelyn Ave., Suite 100, Mountain View, California, 94041, hereby consent to (1) the use of and references to our name in the prospectus included in the registration statement on Form S-1 of Workiva LLC (to be converted into Workiva Inc.) (the “Company”) and any amendments thereto (the “Registration Statement”); including, but not limited to, under the “Prospectus Summary” and “Business” sections; (2) the filing of this consent as an exhibit to the Registration Statement by the Company for the use of our data and information in the above-mentioned sections; and (3) the statements set out in the Schedule hereto.

The data and information used in the Registration Statement; including, but not limited to, under the “Prospectus Summary” and “Business” sections are obtained from our reports titled: “Analysis of the Data Collaboration and Reporting Market” and “Analysis of the Global Data Collaboration and Reporting Software Market.”

Yours faithfully,

/s/ Michael Stell
Name: Michael Stell
Designation: Controller, Americas
For and on behalf of
Frost & Sullivan

SCHEDULE

1.
Our cloud-based and mobile-enabled platform enables enterprises to collaboratively collect, manage, report and analyze critical data in real time.  A 2014 independent study conducted by Frost & Sullivan, which was commissioned by us, estimated that the market for data collaboration and reporting software in 2014 will be $15.8 billion in North America and $10.6 billion in Europe, Middle East and Africa (EMEA).  The data collaboration and reporting software market addresses a portion of four defined software markets. According to Frost & Sullivan, the 2014 data collaboration and reporting software market in North America and EMEA represents the following portions of each of these software markets: $8.6 billion in governance, risk and compliance; $5.8 billion in corporate performance management; $6.5 billion in business intelligence and data analytics; and $5.5 billion in business productivity.

2.
We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry publications and studies conducted by third parties, including a 2014 independent study conducted by Frost & Sullivan, which was commissioned by us. Frost & Sullivan has consented to the references to their study and the use of their name in this prospectus. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications and third-party studies and our internal data are reliable as of their respective dates, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.